SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Toby E. Symonds

Managing Principal

Altai Capital Management, L.P.

152 West 57th Street, 10th Floor

New York, New York 10019

212-201-5763

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2208

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292475209	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,474,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,474,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,474,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,474,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 292475209	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,474,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,474,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,474,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,474,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,474,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,474,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,474,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 7 of 11 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 15, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on February 21, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the Common Stock of Emulex Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $37,987,237 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of ACMF.

The source of the funds used to acquire the Common Stock reported herein is the working capital available to ACMF and margin borrowings described in the following sentence. Such shares of Common Stock are held by ACMF in margin accounts, which may extend margin credit to ACMF from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On May 7, 2013, the Reporting Persons sent a letter to James McCluney, Chief Executive Officer of the Issuer, expressing continued concern over the Issuer's recent acquisition of Endace Limited. The letter also expressed the Reporting Persons' belief that the Issuer's valuation discount can be attributed to, among other things, investor concerns regarding management’s ability to allocate capital, accurately forecast its business and make sound decisions on behalf of shareholders. In the letter, the Reporting Persons contend that the best course of action for the Issuer is for the Issuer to initiate a sale process or to seek a wholesale change of the Issuer's Board of Directors.

The foregoing summary is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 292475209	SCHEDULE 13D/A	Page 8 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 5,474,223 shares of Common Stock held for the account of ACMF, constituting approximately 6.04% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 90,597,910 shares of Common Stock outstanding as of January 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 30, 2012, filed with the Securities and Exchange Commission on February 1, 2013.

(i)	Investment Manager:
	(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 5,474,223 shares of Common Stock.
Percentage: Approximately 6.04% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,474,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,474,223 shares of Common Stock

(ii)	IMGP:
	(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 5,474,223 shares of Common Stock.
Percentage: Approximately 6.04% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,474,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,474,223 shares of Common Stock

(iii)	Mr. Bajaj:
	(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 5,474,223 shares of Common Stock.
Percentage: Approximately 6.04% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,474,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,474,223 shares of Common Stock

CUSIP No. 292475209	SCHEDULE 13D/A	Page 9 of 11 Pages

(iv)	Mr. Symonds:
	(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 5,474,223 shares of Common Stock.
Percentage: Approximately 6.04% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,474,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,474,223 shares of Common Stock

(v)	Mr. Tesoriere:
	(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 5,474,223 shares of Common Stock.
Percentage: Approximately 6.04% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,474,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,474,223 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,474,223 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as chief investment officer and managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as a managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.
(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
C	Letter to the Issuer, dated May 7, 2013

CUSIP No. 292475209	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013

ALTAI CAPITAL MANAGEMENT, L.P.

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Rishi Bajaj

/s/ Toby E. Symonds
Toby E. Symonds

/s/ Steven V. Tesoriere
Steven V. Tesoriere

CUSIP No. 292475209	SCHEDULE 13D/A	Page 11 of 11 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table excludes commissions paid in per share prices.

ACMF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
5/3/2013	100,000	6.1478
5/3/2013	250,000	6.01
5/6/2013	200,000	6.2575
5/6/2013	50,000	6.2625
5/6/2013	25,000	6.3083